FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

The Real Brokerage Inc. (the "Company" or "Real")

133 Richmond Street West

Suite 302

Toronto, Ontario M5H 2L3

Item 2 - Date of Material Change

April 8, 2024

Item 3 - News Release

The Company disseminated a news release via Business Wire on April 8, 2024 in respect of the material change and the news release was subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4 - Summary of Material Change

The Company announced that it has entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

The Company announced that it has entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis.

This settlement conclusively addresses all claims asserted against the Company in the Umpa lawsuit, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation.

Under the terms of the settlement agreement, the Company has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court's preliminary approval of the settlement agreement. The Company does not foresee the settlement terms having a material impact on its future operations.

Additionally, the Company has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company will also develop training materials to support these practice changes.

The settlement agreement awaits preliminary and final court approval and will take effect upon such final approval.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Tamir Poleg

Chief Executive Officer

Tel: 646-549-7107

Item 9 - Date of Report

April 9, 2024.

Forward-Looking Information

This report contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this report includes, without limiting the foregoing, expectations regarding the settlement and settlement agreement.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, the settlement having an adverse impact on our operations. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this report are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.